UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2021

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2021

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Naoki Ueda
Name:	Naoki Ueda
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice Regarding Progress on Repurchase and

Completion of Cancellation of Common Stock

(Repurchase of common stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act, in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Companies Act and MUFG’s Articles of Incorporation, and cancellation of a portion of treasury stock pursuant to the provisions of Article 178 of the Companies Act)

Tokyo, December 1, 2021 — MUFG today announced the progress on repurchase of its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act of Japan and in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Companies Act and Article 44 of the Articles of Incorporation of MUFG, and the completion of cancellation of a portion of its treasury stock pursuant to the provisions of Article 178 of the Companies Act which was resolved at a meeting of its Board of Directors held on November 15, 2021.

1.	Progress on Repurchase of Common Stock

(1) Stock repurchased	MUFG common stock
(2) Aggregate shares repurchased	35,600,900 shares
(3) Aggregate amount of repurchase price	¥ 22,604,804,687
(4) Repurchase period	From November 16, 2021 to November 30, 2021
(5) Transaction type	Market purchases based on discretionary dealing contract for repurchase of treasury stock

(Reference)

i.	Outline of the resolution at a meeting of Board of Directors held on November 15, 2021

(1) Stock to be repurchased	MUFG common stock
(2) Aggregate shares to be repurchased	Up to 300,000,000 shares (2.33% of total shares outstanding excluding treasury stock)
(3) Aggregate amount of repurchase price	Up to ¥150,000,000,000
(4) Repurchase period	From November 16, 2021 to March 31, 2022
(5) Transaction type	Market purchases based on discretionary dealing contract for repurchase of treasury stock

ii.	Cumulative progress on stock repurchase until November 30, 2021 pursuant to the above resolution

(1) Accumulated shares repurchased	35,600,900 shares
(2) Accumulated amount of repurchase price	¥ 22,604,804,687

2.	Completion of Cancellation of Common Stock

(1) Stock cancelled	MUFG common stock
(2) Aggregate shares cancelled	300,000,000 shares (2.20% of the total shares outstanding before cancellation)
(3) Cancellation date	November 30, 2021

(Reference) Treasury stock as of November 30, 2021

Total Shares Outstanding after Cancellation	13,281,995,120 shares
Treasury Stock after Cancellation	444,141,857 shares

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,500 locations in more than 50 countries. The Group has about 170,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

Press contact:

Takeshi Itou

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-5218-1815

E takeshi_12_itou@mufg.jp

This notice contains forward-looking statements regarding estimates, forecasts, etc. in relation to the results of operations, financial conditions and other general management of MUFG and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, MUFG’s current estimates, perceptions and evaluations. In addition, in order for MUFG to adopt such estimates, forecasts, etc. regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from actual results. There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecast, please see the most recent Financial Highlights, the Annual Securities Report, Disclosure Book, Annual Report, and other disclosures that MUFG has announced.